April 10, 2012

Ms. Laura E. Hatch

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Investment Company Regulation

100 F Street, N.E.

Washington, D.C. 20549

Re:

PSG Capital Management Trust (File Nos. 333-179113; 811-22657)

DearMs.Hatch:

On January 12, 2012, PSG Capital Management Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N1-A, registering one series, PSG Tactical Fund (the “Fund”) (the “Registration Statement”).  By letter dated February 20, 2012 you provided comments to the Registration Statement.  Set for the below is a summary of the Registrant's responses.  Attached is a black-lined version of the amendedRegistration Statement (the “Pre-Effective Amendment”) showing changes made in response to those comments.

Prospectus – Fund Summary

Comment 1.

Under the heading “Principal Investment Strategies” the disclosure states that the Fund may invest in common stock and corporate bonds issued by foreign companies as well as foreign government bonds.  If the Fund may invest, as a principal strategy, in securities issued in emerging markets, please state that in the strategies section and add the appropriate risk disclosure.

Response:  The Fund will not, as a principal strategy, invest in emerging market securities.

Comment 2.

The last sentence in the Principal Investment Strategies section states, ‘‘The adviser buys and sells derivatives to manage risk when it believes market conditions are unfavorable.”  Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response:  The Registrant has reviewed its current strategy disclosure with respect to derivatives as well as accompanying risk disclosures and notes that it describes their use as hedging vehicles.  The Registrant believes the present derivatives-related strategy and risk disclosures are consistent with the principles outlined in the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller.

Comment 3.

In the section “Principal Investment Risks,” under the heading “Limited History of Operations,” please state that the portfolio manager, in addition to the adviser, has not previously managed a mutual fund, if appropriate.

Response:   Neither the portfolio manager nor the adviser has previously managed a mutual fund.  The requested change has been made.

Comment 4.

Under the heading “Investment Adviser Portfolio Manager,” please include the month and the year in which the portfolio manager began service with the Fund.

Response:    The Fund has not yet commenced, or set a date for commencement of, operations.  A placeholder has been added, and the information will be updated when it is available.

Prospectus – Additional Information about Principal Investment Strategies and Related Risks

Comment 5.

The disclosure under the heading “Principal Investment Strategies,” appears to be identical to the disclosure in the summary.  According to Form N-1 A, the disclosure pursuant to Item 4(a) should be a summary of the disclosure pursuant to Item 9(b).  Please revise the disclosure, as appropriate.

Response:    The requested change has been made.

Comment 6.

Under the heading, “Principal Investment Risks,” in explaining Inverse Risk the disclosure states, “[I]f an inverse Underlying Fund’s current benchmark is 200% of the inverse of the S&P 500 Index and the Underlying Fund meets its objective, the value of the Underlying Fund will tend to increase on a daily basis when the value of the underlying index decreases (e.g., if the S&P 500 Index goes down 5% then the inverse Underlying Fund’s value should go up 10%).”  Please make clear that the reverse is also possible (e.g., if the S&P 500 Index goes up 5% then the inverse Underlying Fund’s value should go down 10%).  In addition, the last sentence in the paragraph under the heading, “Inverse Risk,” states, “This form of leverage will amply Fund losses in rising markets.”  Should the sentence state, “This form of leverage will amplify Fund losses in rising markets?”

Response:    The requested changes have been made.

Prospectus – Management

Comment 7.

Under the heading “Investment  Adviser Portfolio Manager,” please briefly describe Mr. Giordani’s experience as Director of Investments of Planning Solutions Group, LLC.  In addition, in this section Jonathan Giordani is referred to as both “Mr. Giordani” and “Jon”.   Please be consistent.

Response:  The requested changes have been made.

Statement of Additional Information – Short Sales

Comment 8.

Under this heading the disclosure states, “The Fund does not intend to enter into short sales (other than short sales ‘against the box’)  if immediately after such sales the aggregate of the value of all collateral plus the amount in such segregated account exceeds 50% of the value of the Fund’s net assets.”  Entering into short sales is not mentioned in the prospectus.  Please verify that entering into short sales is not a principal investment strategy of the Fund.

Response:The Registrant has confirmed that entering into short sales is not a principal investment strategy of the Fund.

Statement of Additional Information – Board Leadership Structure

Comment 9.

If the Chairman of the Board of Trustees is an interested person, please state whether or not the Board of Trustees has appointed a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Board.

Response:    Robert Carson, an interested person, is Chairman of the Board.  Paul R. Lucas is the Lead Independent Trustee.  The disclosure has been revised to include a description of Mr. Lucas’ role as Lead Independent Trustee.

Statement of Additional Information – Investment Adviser

Comment 10.

Under this heading, the disclosure states “The Adviser has contractually agreed to defer fees and/or reimburse expenses.”  (Emphasis yours).  The disclosure later states, “Each deferral or reimbursement by the Adviser is subject to repayment by the Fund.” (Emphasis yours).  Please change the above highlighted words to ‘“waive” and ‘“waiver,” respectively.  In addition, the disclosure in this section appears to be inconsistent with similar disclosure in the prospectus.  For example, in the prospectus the cost of reorganizations is excluded from the expense limitation agreement; here, dividends on securities sold short is excluded from the expense limitation agreement.  Please be consistent.  Lastly, please file the waiver agreement as an exhibit on EDGAR.

Response:The requested changes have been made and any inconsistency has been eliminated. The Expense Limitation agreement will be filed as an exhibit.

General

Comment 11.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:The Registrant does not have a present intent to submit an exemptive application or no-action request in connection with the Registration statement.

On behalf of the Registrant,we hereby request that the Commissionaccelerate the effective date of the Pre-Effective Amendment to the Registrant's Registration Statement on the date submitted or, in the alternative, acceleration to the earliest possible time after the date submitted.

* * * *

The Fund has authorized us to convey to you that the Fund acknowledges:

•

The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (614) 469-3265 if you require any further information.

Sincerely,

Thompson Hine LLP

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